Exhibit 99.1

Loan Agreement

Party A:  Xinyang Hongchang Pipeline Gas Co. Ltd

Party B:  Henan Jinding Chemical Co., Ltd

In order to support Party B’s development of and solve the problem of financing shortage from the stock market, Part A and Party B have come to an agreement after the friendly negotiation.

1.	Party A agreed to lend RMB14million to Party B. The fund will be transferred to Party B’s bank account when this agreement has been signed and goes into effect.

2.
The maturity of the loan is one year. Party B will need to repay it on August 8, 2009. During the borrowing period, if Party B could have the Project loan which the Bank of China has made the commitment in place, Party B could repay the loan to Party A in advance.

3.
The annual interest rate for this loan should be based on the current one year period bank loan interest rate and with 20% premium. As current one year period bank loan rate is 7.29% and after the 20% premium, the annual interest rate for this loan will be 8.748%. The interest will be counted from the date when the fund is transferred by Party A, and the interest settlement date will be the 15th of each month.

4.
The loan will be used for the construction of the 200,000 tons Methanol project and shall not be appropriated for other purposes. Party A should have the right to supervise on the usage of this loan. The source of repayment should be the project loan borrowed or to be borrowed by Party B.

5.	This agreement shall be made in two original copies, and will be effective when the contact has been stamped and signed by both Parties.

Party A:	Party B:

Representative: Chen Siqiang	Representative: Zhou Dianchang